Exhibit (a)(1)(iii)

To:	Regional Presidents, Group Presidents, Division Presidents,
Corporate Senior Vice Presidents and Selected Department Heads and Managers

From:	Robert I. Toll

Date:	June 16, 2008

Subject:	The Toll Brothers Stock Option Exchange Program
Today we will be commencing the Toll Brothers Stock Option Exchange Program (“Exchange Program”). As you may recall, our stockholders approved the Exchange Program at the 2008 Annual Meeting of Stockholders. The purpose of the Exchange Program is to give eligible employees holding certain “out-of-the-money” stock options the opportunity to exchange those stock options for new options. These new options will provide employees with the right to purchase fewer shares at a lower per share exercise price.
This letter is being sent to you because you supervise eligible employees who may look to you for advice or guidance regarding the Exchange Program. This letter outlines some of the key features of the Exchange Program. You are receiving this letter so that you are familiar with the materials that your eligible employees will receive.
About the Exchange Program
The Exchange Program will begin today and will be open until Thursday, July 17, 2008 at 5:00 p.m. EDT, unless we decide to, or are required to, extend the Exchange Program. The Exchange Program is completely voluntary and is intended to restore the motivational and retention value of our stock option program. We are not encouraging or discouraging you or any other employee to participate in the Exchange Program. We urge all employees to read the Exchange Program materials carefully, consult their personal financial and tax advisors and come to his or her own decision about whether to participate in the Exchange Program.
An Overview of the Election Process
Eligible employees will be notified by e-mail today that the Exchange Program has commenced. They will also receive a package in the mail with all of the information related to the Exchange Program. This package will include a Highlights brochure, the Offering Memorandum and a personalized Election Form containing specific information on each individual employee’s eligible stock options.
Employees are encouraged to submit questions about the Exchange Program via e-mail to: OptionExchange@TollBrothersInc.com. Employees may also call (215) 938-5196 with questions about the Exchange Program.
What We’re Asking You to Do Now
•	Please carefully read the materials attached to this email.

•	Please review the instructions below on “What You Should Avoid Doing.”

•	Contact any member of the Toll Brothers Stock Option Exchange Program team with questions you may have:

➢	Joe DeSanto at (215) 938-5245, e-mail to jdesanto@tollbrothersinc.com

➢	Kathryn Flanagan at (215) 938-8044, e-mail to kflanagan@tollbrothersinc.com

➢	Mark Kessler at (215) 938-8006, e-mail to mkessler@tollbrothersinc.com

➢	Joe Sicree at (215) 938-8045, email to jsicree@tollbrothersinc.com

➢	Tara Smith at (215) 938-8331, email to tsmith2@tollbrothersinc.com
What We’re Asking You to Do Throughout the Offer
•	If asked, please remind employees of the election deadline — July 17, 2008 at 5:00 p.m. EDT.

•	Direct employees with questions to call the Toll Brothers Stock Option Exchange Program hotline at (215) 938-5196, or let them know they may send an e-mail to OptionExchange@tollbrothersinc.com

•	If asked for your advice or opinion, please encourage employees to consult with their own financial and tax advisors regarding whether or not to participate in the Exchange Program. Please stress to employees that we are not encouraging or discouraging their participation.
What You Should Avoid Doing
•	Please do not encourage or discourage employees to participate in the Exchange Program. Each employee must come to his or her own decision about whether or not to participate in the Exchange Program.

•	Please try not to interpret any Exchange Program document or communication for employees. These materials contain many legal statements and disclosures about our common stock and stock options. If employees have questions or require additional information, please direct them to the Toll Brothers Stock Option Exchange Program hotline at (215) 938-5196, or let them know they may send an e-mail to OptionExchange@tollbrothersinc.com
Thank you in advance for your help and support with the Exchange Program.
Attachments:
Highlights Brochure
Offering Memorandum
The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.
Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Toll Brothers, Inc. at (215)938-5196 or sending an e-mail to OptionExchange@tollbrothersinc.com.